Table of Contents - Exhibits

Exhibit 8.1

Significant Subsidiaries of Masisa

Name of Subsidiary	Jurisdiction of Incorporation

Forestal Tornagaleones S.A.	Chile
Masisa Overseas Limited	Cayman Islands
Masisa do Brasil LTDA.	Brazil
Masisa Argentina S.A.	Argentina
Inversiones Coronel Limitada	Chile
Masisa Concepcion Limitada	Chile
Maderas y Sintéticos de Mexico S.A. de C.V.	Mexico
Masisa Inversiones Limitada	Chile